VerifyMe, Inc.

801 International Parkway, Fifth Floor

Lake Mary, FL 32746

January 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	VerifyMe, Inc. Registration Statement on Form S-3 File No. 333-284561

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, VerifyMe, Inc., a Nevada corporation, hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-284561), filed with the U.S. Securities and Exchange Commission on February 3, 2025, be accelerated so that the registration statement becomes effective at 9:15 a.m. Eastern Time on February 3, 2025 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

VerifyMe, Inc.

By:	/s/ Adam Stedham
Adam Stedham Chief Executive Officer and President